Canadian Gold Hunter Corp.
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 ▪ Fax: (604) 689-4250 ▪ www.intlcurator.com

06017214

SUPPL

September 21, 2006

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Int'l Curator Resources Ltd

Dear Sirs:

Re: Press Release dated September 21, 2006

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

CANADIAN GOLD HUNTER CORP.

Sophia Shane,
Corporate Development

Enc.

10/2

CANADIAN GOLD HUNTER CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 ▪ Facsimile: (604) 689-4250 ▪ www.canadiangoldhunter.com

NEWS RELEASE

NEW GOLD-RICH COPPER ZONE FOUND NORTH OF THE DONNELLY ZONE AT THE GJ/KINASKAN PROJECT

September 21, 2006 (CGH – TSX) ... Canadian Gold Hunter Corp. (the "Company") is pleased to announce that a new mineralized zone has been discovered on the GJ/Kinaskan property. The new zone, which lies directly north of the west end of the Donnelly Zone and is referred to as the Donnelly North Zone, is underlain by a large IP anomaly that is about 1,100 metres by 500 metres in area. Highlights of drilling in this new zone are hole CGH-06-099, which intersected **189 metres grading 0.220% copper and 0.416 g/t gold, including 82.3 metres grading 0.334% copper and 0.627 g/t gold and CGH-06-103, which intersected 126.9 meters grading 0.264% copper and 0.331 g/t gold, including 91.4 metres grading 0.300% copper and 0.401 g/t gold.**

In addition, deep drilling on the west end of the Donnelly Zone was very encouraging. Hole CGH-095 intersected **192.0 metres grading 0.302% copper and 0.463 g/t gold.** Hole CGH-06-100, which was drilled entirely within the hangingwall rocks, south of the high grade portion of the Donnelly Zone intersected the thickest interval of mineralization to date, **568.9 metres grading 0.214% copper and 0.242 g/t gold,** with several higher grade intervals contained within.

Donnelly Zone copper-gold mineralization has now been traced for 1670 metres in an east-west direction from hole 06-104 in the west to hole 05-080 in the east. The new mineralization expands the north-south extent of the mineralization to about 700 metres and the deep mineralization in hole CGH-06-100 expands the vertical extent of the zone to 600 metres from 1600 metres ASL in hole CGH 023 in the eastern part of the Donnelly Zone to 1000 metres ASL in CGH-100. Please see attached plan map.

The new mineralized zone and the deep drilling on the main part of the Donnelly will clearly add significantly to the resource base. Much work is needed on the new zone in order to understand ore controls and delineate additional high-grade areas. The newly discovered mineralization is gold rich, having about twice the gold-to-copper ratio of the main Donnelly Zone.

The drill program on the Donnelly Zone and the Donnelly North Zone is almost complete and the camp will be shut down within a week. The drill program will total about 18,200 metres in 61 drill holes. Assay results from 27 drill holes have been reported leaving an additional 34 holes to report. These results will be released as they become available.

CGH is engaged in gold exploration focused on Canadian projects. The Company has a 100% interest in the GJ/Kinaskan project. The Company will also be drilling its Manson Creek gold project in central B.C. in the fall of 2006.

The 2006 drill program and sampling protocol are being supervised by qualified person David Mehner, P.Geo., Project Geologist for Canadian Gold Hunter. Appropriate quality control and quality assurance protocols are utilized on the program. Standard reference samples are inserted in each batch of assays. The Canadian Gold Hunter drill samples are analyzed for gold by fire assay and for copper and silver by "ICP" at ALS Chemex in North Vancouver, B. C., Canada. Drill core samples are prepared and analyzed by ALS Chemex in accordance with industry standards. Drill results and technical data are reviewed by Dr. Giles Peatfield, P.Eng., a Qualified Person pursuant to NI 43-101, prior to release. Dr. Peatfield is independent of the Company. True thicknesses are not accurately known at this time; in some cases they may be less than the core lengths reported.

This News Release contains forward looking statements which are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements. The Company does not intend to update this information and disclaims any legal liability to the contrary.

ON BEHALF OF THE BOARD

Richard J. Bailes
President

For further information, please contact: Sophia Shane, Corporate Development (604) 689-7842

GJ PROJECT										
2006 Donnelly Zone Results										
Drill Hole	Section	Northing	Azimuth/Dip	Hole Depth	From	To	Interval	Cu	Au	Ag
				(metres)	(metres)	(metres)	(metres)	%	g/t	g/t
CGH-06-089	8826EE	9757NN	358^0 / -45^0	524.3	487.7	509.0	21.3	0.203	0.194	0.9
CGH-06-092	9010E	9990N	358^0 / -45^0	405.4	99.6	347.5	247.9	0.216	0.260	1.4
incl.					238.7	298.7	60.0	0.273	0.490	1.5
and incl.					312.6	347.5	34.9	0.418	0.313	2.2
CGH-06-095	9060E	9710N	358^0 / -47^0	573.0	256.0	566.9	310.9	0.209	0.376	2.1
incl.					362.7	554.7	192.0	0.302	0.463	2.7
CGH-06-100	8950E	10305N	180^0 / -55^0	634.0	29.0	597.9	568.9	0.214	0.242	1.1
incl.					265.2	381.0	115.8	0.288	0.307	1.1
and incl.					302.0	347.5	45.5	0.355	0.359	1.3
CGH-06-101	9005E	10190N	358^0 / -45^0	192.0	12.4	36.6	24.2	0.140	0.170	0.9
and					88.4	112.8	24.4	0.550	0.586	1.6

GJ PROJECT

2006 Donnelly North Zone Results

Drill Hole	Section	Northing	Azimuth/Dip	Hole Depth (metres)	From (metres)	To (metres)	Interval (metres)	Cu %	Au g/t	Ag g/t
CGH-06-087	9184E	10570N	358^0 / -45^0	256.0	32.5	45.7	13.2	0.084	0.147	0.5
CGH-06-088	8950E	10690N	358^0 / -45^0	210.3	17.5	51.8	34.3	0.105	0.120	1.0
and					97.5	121.9	24.4	0.107	0.216	0.5
CGH-06-090	9190E	10404N	358^0 / -45^0	304.8	38.6	240.8	202.2	0.201	0.219	1.8
incl.					82.3	134.1	51.8	0.353	0.402	3.1
CGH-06-091	8947E	10386N	358^0 / -45^0	300.2	95.8	243.8	148.0	0.110	0.190	1.2
incl.					134.1	143.3	9.2	0.357	0.305	2.2
and incl.					180.6	190.7	10.1	0.442	0.453	2.5
CGH-06-093	9070E	10388N	357^0 / -45^0	295.7	18.3	253.0	234.7	0.121	0.151	1.0
incl.					100.6	115.8	15.2	0.238	0.359	0.8
CGH-06-094	9070E	10388N	357 / -70^0	295.7	146.3	274.3	128.0	0.131	0.207	1.5
incl.					155.5	192.0	36.5	0.219	0.288	2.7
and incl.					262.1	274.3	12.2	0.131	0.457	1.4
CGH-06-096	9290E	10405N	358^0 / -45^0	256.0	67.1	204.2	137.1	0.103	0.154	1.2
CGH-06-097	8780E	10380N	358^0 / -45^0	280.4	79.3	131.1	51.8	0.044	0.184	0.8
CGH-06-098	8630E	10470N	358^0 / -45^0	243.8	131.1	164.6	33.5	0.234	0.323	1.7
CGH-06-099	8630E	10470N	358^0 / -70^0	280.4	88.4	277.4	189.0	0.220	0.416	0.9
incl.					140.2	222.5	82.3	0.334	0.627	1.3
CGH-06-102	8950E	9712N	178^0 / -45^0	94.5	21.3	33.5	12.2	0.268	0.155	1.1
CGH-06-103	9190E	10500N	178^0 / -70^0	167.6	27.4	154.3	126.9	0.264	0.331	2.5
incl.					61.0	152.4	91.4	0.300	0.401	2.7
CGH-06-104	8430E	10270N	358^0 / -45^0	255.3	125.0	177.9	52.9	0.218	0.410	1.7


CANADIAN GOLD HUNTER CORP.
GJ/KINASKAN PROJECT
DONNELLY ZONE
2006 DRILL RESULTS (ongoing)
IP Chargeability High
Donnelly North Zone, Open in all Directions
Donnelly Zone
IP Chargeability High
CASSIAR
GJ/Kinaskan
STEWART
SMITHERS
BRITISH COLUMBIA
VANCOUVER
%Cu/g/t Au
metres
0
200m
Hole shallowed did not reach zone
0.22/0.41
52.9
0.23/0.32
33.5
0.27/0.16
12.2
0.22/0.42
189.0
incl.
0.33/0.63
82.3
0.04/0.18
51.8
0.30/0.31
122.1
incl.
0.41/0.38
67.0
0.23/0.19
39.6
0.11/0.12
34.3
and
0.11/0.22
24.4
0.11/0.19
148.0
incl.
0.36/0.31
9.2
incl.
0.44/0.45
10.1
0.20/0.27
301.7
incl.
0.29/0.39
51.3
incl.
0.33/0.45
90.7
0.12/0.15
234.7
incl.
0.24/0.36
15.2
0.21/0.24
568.9
incl.
0.29/0.31
116
incl.
0.36/0.36
45.5
0.13/0.21
128.0
incl.
0.22/0.29
36.5
and
0.13/0.46
12.2
0.14/0.17
24.2
and
0.55/0.59
24.4
0.08/0.15
13.2
0.20/0.22
202.2
incl.
0.35/0.40
51.8
0.10/0.15
137.2
0.22/0.26
247.9
incl.
0.27/0.49
60.0
and incl.
0.42/0.31
34.9
0.26/0.33
126.9
incl.
0.30/0.40
91.4
0.23/0.29
137.2
incl.
0.28/0.50
56.6
0.20/0.19
21.3
0.22/0.28
259.1
incl.
0.59/0.56
12.2
and incl.
0.28/0.34
106.7
0.21/0.38
310.9
incl.
0.30/0.46
192.0
0.47/0.40
67.0
incl.
0.56/0.45
49.1
0.32/0.27
66.3
0.05/0.41
103.7
0.28/0.14
79.5
incl.
0.32/0.17
52.1
06-104
06-85
06-99
06-98
06-102
06-97
06-88
06-91
06-100
06-93
06-94
06-87
06-103
06-90
06-96
05-47
06-83
05-76
06-81
04-15
05-42
3
05-74
7
05-46
06-89
12
2
04-16
13
11
4
15
06-86
06-84
45
14
06-101
8
-72
06-92
05-43
05-73
05-44
06-95
04-17
9
5
05-27
06-82
05-39
05-40
05-75
05-38
6
05-37
04-02
05-24
05-70
10
05-22
05-32
05-34
05-68
04-03
05-29
05-33
05-67
06-78
04-20
05-31
04-19
04-01
05-23
06-25
05-36
04-04
05-26
05-28
05-69
06-77
06-80
06-79
05-58
8800E
9000E
9200E
9400E
9600E
9800E